              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT





                              [LOGO OF WORLD BANK]



                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                       AND
                    CONDENSED QUARTERLY FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

                                   (UNAUDITED)

CONTENTS
DECEMBER 31, 2001


MANAGEMENT'S DISCUSSION AND ANALYSIS


Financial Statement Reporting                   2

Management Reporting                            2

Current Value Basis                             3

Equity-to-Loans                                 6

Results of Operations                           6

Allocation of FY 2001 Net Income                7

Subsequent Event                                7



IBRD CONDENSED FINANCIAL STATEMENTS


Balance Sheet                                   8

Statement of Income                             9

Statement of Comprehensive Income              10

Statement of Changes in Retained Earnings      10

Statement of Cash Flows                        11

Notes to Financial Statements                  12

Review Report of Independent Accountants       15

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development's (IBRD) financial statements and management's discussion and analysis issued for the fiscal year ended June 30, 2001 (FY
2001). IBRD undertakes no obligation to update any forward-looking statements made in such documents.


FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Accounting Standards (together referred to in this document as the `reported basis').

In accordance with FAS 133(1) IBRD has marked all derivative instruments, as defined by these standards, to fair value, with changes in the fair value being recognized immediately in earnings.


---------------
(1) For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments, and International Accounting Standard No. 39, "Financial Instruments: Recognition and Measurement".


Although these standards allow hedge accounting for certain qualifying hedging relationships, IBRD has elected not to define any qualifying hedging relationships since the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares current value financial statements as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows, based on an appropriate discount rate and incorporating market data. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

TABLE 1 presents selected financial data on three bases: a current value basis, a reported basis, and a pre-FAS 133 reported basis.

TABLE 1:  SELECTED FINANCIAL DATA

IN MILLIONS OF U.S. DOLLARS

                                                     FY 2002             FY 2001
                                                 DECEMBER 31, 2001   DECEMBER 31, 2000      FY 2001
                                                   YEAR TO DATE         YEAR TO DATE        FULL YEAR
                                                    -----------         -----------        -----------
CURRENT VALUE BASIS

NET INCOME                                          $     1,321        $     1,247        $     1,460
   OF WHICH CURRENT VALUE ADJUSTMENT                $       286        $       422        $       367
AVERAGE INTEREST-EARNING ASSETS                     $   154,356        $   149,300        $   150,158
NET RETURN ON AVERAGE INTEREST-EARNING ASSETS              1.70%              1.50% a            0.89% a
RETURN ON LOANS                                            6.39%              7.61% a            5.53% a
RETURN ON INVESTMENTS                                      3.58%              6.44% a            5.91% a
COST OF BORROWINGS                                         4.84%              6.89% a            5.14% a

REPORTED BASIS

NET INCOME                                          $     1,848        $     1,815        $     1,489
OPERATING INCOME                                    $       995        $       843        $     1,144
AVERAGE INTEREST-EARNING ASSETS                     $   149,063        $   146,443        $   146,570
NET RETURN ON AVERAGE INTEREST-EARNING ASSETS              2.46%              2.16% b            0.87% b
   BEFORE THE EFFECTS OF FAS 133                           1.32%              1.14%              0.78%
RETURN ON LOANS                                            5.87%              6.83%              6.67%
RETURN ON INVESTMENTS                                      3.55%              6.80%              6.28%
COST OF BORROWINGS                                         3.22%              5.10% b            6.12% b
   BEFORE THE EFFECTS OF FAS 133                           4.61%              6.34%              6.18%


--------------------------------------------------------------------------------
a. Excludes the cumulative effect of the adoption of the current value basis of accounting.

b.   Excludes the cumulative effect of the adoption of FAS 133.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 2 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. These balance sheets are presented on a current value basis, together with a reconciliation to the reported accounts at December 31, 2001.

IBRD's Condensed Current Value Comprehensive Statement of Income, with a reconciliation to the reported basis, is presented in TABLE 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 4.

CONDENSED CURRENT VALUE BALANCE SHEET

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value amount of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.


TABLE 2: CONDENSED CURRENT VALUE BALANCE SHEETS AT DECEMBER 31, 2001 AND
         JUNE 30, 2001


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------
                                                      DECEMBER 31, 2001                     JUNE 30, 2001
                                      ---------------------------------------------------   -------------
                                                   REVERSAL OF    CURRENT       CURRENT        CURRENT
                                       REPORTED      FAS 133       VALUE         VALUE          VALUE
                                        BASIS        EFFECTS     ADJUSTMENT      BASIS          BASIS
                                      ---------     ---------     ---------     ---------     ---------
Cash                                  $     681                                 $     681     $     685
Investments                              24,651                                    24,651        24,490
Loans Outstanding                       120,455                   $   4,866       125,321       123,062
Less Accumulated Provision
   for Loan Losses and
   Deferred Loan Income
Swaps Receivable                         (4,555)                                   (4,555)       (4,459)
   Investments                            8,970                                     8,970        11,043
   Borrowings                            61,182     $  (3,402)        3,402        61,182        63,326
   Other Asset/Liability                    728            (2)            2           728           728
Other Assets                              7,415                        (447)        6,968         7,673
                                      ---------     ---------     ---------     ---------     ---------
     Total Assets                     $ 219,527     $  (3,404)    $   7,823     $ 223,946     $ 226,548
                                      =========     =========     =========     =========     =========

Borrowings                            $ 107,807     $    (495)    $   5,073     $ 112,385     $ 110,290
Swaps Payable
   Investments                            8,823                                     8,823        10,791
   Borrowings                            65,130        (1,625)        1,625        65,130        68,051
   Other Asset/Liability                    684                                       684           701
Other Liabilities                         6,315                                     6,315         6,971
                                      ---------     ---------     ---------     ---------     ---------

Total Liabilities                       188,759        (2,120)        6,698       193,337       196,804
Paid in Capital                          11,476                                    11,476        11,476
Retained Earnings and Other Equity       19,292        (1,284)        1,125        19,133        18,268

     Total Liabilities and Equity     $ 219,527     $  (3,404)    $   7,823     $ 223,946     $ 226,548
                                      =========     =========     =========     =========     =========

The current value also includes IBRD's assessment of the appropriate credit risk, considering its history of payment receipts from borrowers. To recognize the risk inherent in the portfolio, IBRD adjusts the value of its loans through its loan loss provision.

The $4,866 million ($4,196 million--June 30, 2001) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at market value or at their estimated fair values. Market value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS

The current value of the borrowings portfolio, including related financial derivatives, is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $3,743 million ($3,397 million--June 30, 2001) increase in the borrowings portfolio due to current value adjustments represents the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENT OF INCOME

CURRENT VALUE ADJUSTMENTS

The net current value adjustment of $286 million for the six months ended December 31, 2001 ($422 million--December 31, 2000) represents the change in the current value of all of IBRD's financial instruments from June 30, 2001 to December 31, 2001. The current value adjustment reflects both changes in interest rates and currency exchange rates. For the six months ended December 31, 2000, the current value adjustment includes a transition adjustment of $116 million, which was the cumulative effect of the adoption of the current value basis of accounting on July 1, 2000.

During the first six months of FY 2002, the net increase in the current value adjustments on the balance sheet of $324 million, as shown in TABLE 4, was primarily due to the downward shift in the U.S. dollar interest rates during the current fiscal year, as shown in FIGURE 1. This $324 million net increase is the result of a $670 million increase in the mark on the loan portfolio, less a $346 million increase in the mark on borrowings.

The adjustment to current value of $40 million on the comprehensive statement of income moves the mark-to-market unrealized losses on investments from Operating Income under the reported basis to the adjustment relating to current value, as these losses are yet to be realized.

For purposes of the current value presentation on the comprehensive statement of income, the $54 million adjustment, reflecting the mark from the credit assessment on the loan portfolio, is presented as part of the adjustment relating to current value.

The slight decrease in the year-to-date current value adjustment from FY 2001 to FY 2002, after taking into consideration the $116 million transition adjustment, is due in part to the smaller decline in medium- and long-term interest rates during the first six months of FY 2002 than in the same period of FY 2001 (see FIGURE 1).

The current value adjustment is also affected by changes in exchange rates. During the first six months of FY 2002, the Japanese yen depreciated and the euro appreciated against the U.S. dollar; in FY 2001, both the Japanese yen and the euro depreciated against the U.S. dollar. This resulted in a positive change of $183 million due to currency translation adjustments.

FIGURE 1: U.S. DOLLAR INTEREST RATES

[GRAPHIC OMITTED]

TABLE 3: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE SIX
         MONTHS ENDED DECEMBER 31


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------
                                                              FY 2002                             FY 2001
                                     ------------------------------------------------------  -------------------

                                     YEAR TO DATE       ADJUSTMENTS        YEAR TO DATE         YEAR TO DATE
                                       REPORTED          TO CURRENT        CURRENT VALUE        CURRENT VALUE
                                         BASIS              VALUE       COMPREHENSIVE BASIS  COMPREHENSIVE BASIS
                                     ------------       -----------     -------------------  -------------------
INCOME FROM LOANS                       $ 3,652                                $ 3,652             $ 4,210
INCOME FROM INVESTMENTS, NET                461            $    40                 501                 811
OTHER INCOME                                127                                    127                 149
                                        -------            -------             -------             -------
   Total Income                           4,240                 40               4,280               5,170
                                        -------            -------             -------             -------

BORROWING EXPENSES                        2,752                                  2,752               3,729
ADMINISTRATIVE EXPENSES                     434                                    434                 480
PROVISION FOR LOAN LOSSES                    54                (54)                 --
OTHER EXPENSES                                5                                      5                   5
                                        -------            -------             -------             -------
   Total Expenses                         3,245                (54)              3,191               4,214
                                        -------            -------             -------             -------
OPERATING INCOME                            995                 94               1,089                 956
CURRENT VALUE ADJUSTMENT                                       286                 286                 422
PROVISION FOR LOAN LOSSES
   CURRENT VALUE                                               (54)                (54)               (131)
FAS 133 ADJUSTMENT                          853               (853)                 --                  --
                                        -------            -------             -------             -------
NET INCOME                              $ 1,848            $  (527)            $ 1,321             $ 1,247
                                        =======            =======             =======             =======


TABLE 4: SUMMARY OF CURRENT VALUE ADJUSTMENTS


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------
                                             BALANCE SHEET EFFECTS AS OF             TOTAL INCOME STATEMENT
                                                  DECEMBER 31, 2001                   EFFECT YEAR TO DATE
                                          ----------------------------------   -------------------------------------
                                                                     OTHER
                                                                     ASSET/     LESS PRIOR
                                           LOANS     BORROWINGS    LIABILITY   YEAR EFFECTS     FY 2002      FY 2001
                                           -----     ----------    ---------   ------------     -------      -------
Total Current Value Adjustments
   on Balance Sheet                       $ 4,866      $(3,743)      $     2      $  (801)      $   324      $   469

Unrealized (Losses) Gains on
   Investments(a)                                                                                   (40)          18

Currency Translation Adjustment(b)                                                                    2         (181)

TRANSITION ADJUSTMENT(c)                                                                             --          116
                                                                                                -------      -------
Total Current Value Adjustments                                                                 $   286      $   422
                                                                                                =======      =======

--------------------------------------------------------------------------------
(a) Unrealized losses on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b) The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Comprehensive Current Value Net Income for purposes of current value reporting.

(c) The $116 million represents a one-time cumulative effect of recording the adoption of the current value basis of accounting on July 1, 2000.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses cash flow analysis as a measure of income generating capacity and capital adequacy. TABLE 5 presents this ratio computed on the current value basis, as well as on the reported basis, before the effects of FAS 133.

IBRD's equity capital supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk- bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in TABLE 5, IBRD has maintained a relatively stable equity-to-loans ratio on a current value basis.

RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was affected by changes in the credit standing of borrowing countries and the interest rate environment.

INTEREST RATE ENVIRONMENT

During the first six months of FY 2002, interest rates for most currencies, other than Japanese yen, were significantly lower than those in FY 2001. However, while interest rates declined during the first six months of both FY 2002 and FY 2001, the interest rates were more volatile in FY 2002. FIGURE 2 illustrates these general trends for short-term (six- month LIBOR) U.S. dollar rates.

FIGURE 2: SIX-MONTH LIBOR INTEREST RATES-U.S. DOLLAR

[GRAPHIC OMITTED]




NET INCOME

IBRD's net income is broadly comprised of a spread on interest-earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2001, net income on a reported basis was $1,848 million, compared to $1,815 million for the same period in FY 2001. This represented an increase in operating income of $152 million, offset by a decrease in the FAS 133 adjustment of $119 million.

TABLE 5:  EQUITY-TO-LOANS


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------
                                               DECEMBER 31, 2001      JUNE 30, 2001     DECEMBER 31, 2000
                                               -----------------      -------------     -----------------
CURRENT VALUE BASIS
Equity Used in Equity-to-Loans Ratio               $    26,033         $    25,710(a)      $    25,360
LOANS AND GUARANTEES OUTSTANDING, NET OF           $   122,696         $   120,479         $   122,254
   ACCUMULATED PROVISION FOR LOAN LOSSES
EQUITY-TO-LOANS                                          21.22%              21.34%              20.74%
REPORTED BASIS
Equity-to-Loans(b)                                       21.14%              21.42%              20.93%

--------------------------------------------------------------------------------
(a) The June 30, 2001 equity capital includes an amount representing the transfers of FY 2001 net income to General Reserve approved by the Executive Directors on August 2, 2001.

(b)  Excludes the effects of FAS 133.

The $152 million increase in OPERATING INCOME is due primarily to the following:

o A $77 million decrease in loan loss provision due primarily to a release of provision in the nonaccrual port folio offset by a net deterioration in the creditworthiness of the accrual portfolio. In FY 2002, the Republic of Congo paid off all of its arrears and all loans to it came out of nonaccrual status. This resulted in a reduction in the provision for loan losses. In contrast, all loans to Zimbabwe were placed in nonaccrual status in FY 2001 thereby increasing the provision for loan losses.

o A $58 million increase in total loan interest income, net of funding costs, due primarily to the interest rate repricing lag inherent in the cost pass-through loans. For those loans, while interest rates in FY 2002 were significantly lower than those in FY 2001, as shown in FIGURE 2, the full effect of these rate decreases was not yet reflected in loan interest income.

FAS 133 ADJUSTMENT

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. Broadly, as the derivatives are marked to market without the underlying debt being marked to market, in a declining interest rate environment FAS 133 adjustments will result in gains (see FIGURE 1). During the first six months of the FY 2002, the FAS 133 adjustment was $853 million, compared to $972 million for the first six months of FY 2001.

For FY 2002, the increase in Japanese yen interest rates contributed a loss of $706 million to FAS 133 adjustments. This loss was offset by a gain of $645 million and $336 million from derivatives denominated in U.S. dollars and pounds sterling, reflecting a lower interest rate environment in those markets. Further, certain borrowings and related swaps have been identified as likely to be called before their ultimate maturity date. The resulting change in estimate of $494 million has been credited to net income during the three months ended December 31, 2001.

For the six months ended December 31, 2000, transition adjustments contributed $219 million to the $972 million of the FAS 133 adjustments. Derivatives denoted in Japanese yen contributed a loss of $627 million, primarily due to the rise in the reference market Japanese yen interest rates. This loss was offset by gains of $591 million, $346 million, $149 million, and $225 million from derivatives denominated in U.S. dollar, pounds sterling, euro and minor currencies, respectively, reflecting a lower interest rate environment in those markets.

ALLOCATION OF FY 2001 NET INCOME

On August 2, 2001, the Executive Directors approved the allocation of $618 million of FY 2001 unallocated net income to the General Reserve, $155 million to the Pension Reserve, and $345 million to Cumulative FAS 133 Adjustments.

On December 4, 2001, the Board of Governors approved the following transfers out of FY 2001 unallocated Net Income: $302 million to the International Development Association (IDA) and $69 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $31 million to the HIPC Debt Initiative Trust Fund out of Surplus. For additional information see the Notes to Financial Statements--Note C.

SUBSEQUENT EVENT

On January 8, 2002, the accumulated arrears on loans to the Federal Republic of Yugoslavia were cleared through six new consolidation loans extended by IBRD. For additional information see the Notes to Financial Statements--Note B.

TABLE 6: NET INCOME - REPORTED BASIS


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------
                                                           FY 2002 YEAR      FY 2001 YEAR
                                                             TO DATE           TO DATE
                                                             -------           -------
LOAN INTEREST INCOME, NET OF FUNDING COSTS
  DEBT FUNDED                                                $   422           $   302
  EQUITY FUNDED                                                  859               921
                                                             -------           -------
   Total Loan Interest Income, Net of Funding Costs            1,281             1,223
OTHER LOAN INCOME                                                 31                18
LOAN LOSS PROVISION                                              (54)             (131)
INVESTMENT INCOME, NET OF FUNDING COSTS                           49                69
NET NON-INTEREST EXPENSES                                       (312)             (336)
                                                             -------           -------
OPERATING INCOME                                                 995               843
  FAS 133 ADJUSTMENT                                             853               972
                                                             -------           -------
NET INCOME                                                   $ 1,848           $ 1,815
                                                             =======           =======

BALANCE SHEET

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                    DECEMBER 31, 2001
                                                                                       (UNAUDITED)         JUNE 30, 2001
                                                                                    ------------------     -------------
ASSETS
Due from banks                                                                           $     681           $     685
Investments--Trading (including securities transferred under repurchase or                  23,517              24,168
   security lending agreements of $194 million--December 31, 2001; $206 million--June 30, 2001)
Securities purchased under resale agreements                                                 1,134                 322
Nonnegotiable, noninterest-bearing demand obligations on account of                          1,791               1,838
   subscribed capital
Receivable from currency and interest rate swaps
   Investments                                                                               8,970              11,043
   Borrowings (including an increase of $3,402 million due to FAS 133--                     61,182              63,326
      December 31, 2001; $2,032 million June 30, 2001)
   Other Asset/Liability (including an increase of $2 million due to FAS 133--                 728                 728
      December 31, 2001; $2 million--June 30, 2001)
Loans outstanding--Note B
   Total loans                                                                             155,473             156,800
   Less undisbursed balance                                                                 35,018              37,934
                                                                                         ---------           ---------
      Loans outstanding                                                                    120,455             118,866
   Less:
      Accumulated provision for loan losses                                                  4,012               3,959
      Deferred loan income                                                                     543                 500
                                                                                         ---------           ---------
        Net loans outstanding                                                              115,900             114,407
Other assets                                                                                 5,624               6,324
                                                                                         ---------           ---------
  TOTAL ASSETS                                                                           $ 219,527           $ 222,841
                                                                                         =========           =========
LIABILITIES
Borrowings
   Short-term                                                                            $   5,306           $   6,918
   Medium- and long-term (including an increase of $495 million due to FAS                 102,501              99,839
      133--December 31, 2001; $45 million--June 30, 2001)
Securities sold under repurchase agreements and payable for cash collateral                    191                 207
   received
Payable for currency and interest rate swaps
   Investments                                                                               8,823              10,791
   Borrowings (including an increase of $1,625 million due to FAS 133--                     65,130              68,051
      December 31, 2001; $1,362 million--June 30, 2001)
   Other Asset/Liability                                                                       684                 701
Payable for Board of Governors-approved transfers--Note C                                    1,377               1,093
Other liabilities                                                                            4,747               5,671
                                                                                         ---------           ---------
      TOTAL LIABILITIES                                                                    188,759             193,271
                                                                                         ---------           ---------

EQUITY
Capital stock--Authorized (1,581,724 shares--December 31, 2001 and June 30, 2001)
   Subscribed (1,570,895 shares--December 31, 2001 and June 30, 2001)                      189,505             189,505
   Less uncalled portion of subscriptions                                                  178,029             178,029
                                                                                         ---------           ---------
                                                                                            11,476              11,476
Amounts to maintain value of currency holdings of paid-in capital stock                       (967)               (912)
Retained earnings (see Statement of Changes in Retained Earnings; Note C)                   21,297              19,851
Accumulated other comprehensive loss--Note D                                                (1,038)               (845)
                                                                                         ---------           ---------
      TOTAL EQUITY                                                                          30,768              29,570
                                                                                         ---------           ---------
TOTAL LIABILITIES AND EQUITY                                                             $ 219,527           $ 222,841
                                                                                         =========           =========

THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                    DECEMBER 31             DECEMBER 31
                                                                    (UNAUDITED)             (UNAUDITED)
                                                              ----------------------- -----------------------
                                                                 2001        2000        2001        2000
                                                              -----------  ---------  -----------  ---------
INCOME
   Loans--Note B                                              $     1,760  $   2,123  $     3,652  $   4,210
   Investments--Trading                                               183        402          454        811
   Securities purchased under resale agreements                         5         11           10         18
   Income from Staff Retirement Plan                                   21         39           42         78
   Other                                                               48         40           85         71
                                                              -----------  ---------  -----------  ---------
        Total income                                                2,017      2,615        4,243      5,188
                                                              -----------  ---------  -----------  ---------
EXPENSES
   Borrowings                                                       1,314      1,871        2,752      3,729
   Securities sold under repurchase agreements and                      1         --            3         --
      payable for cash collateral received
   Administrative                                                     194        210          380        406
   Contributions to special programs                                   26         58           54         74
   Provision for loan losses--Note B                                   71         14           54        131
   Other                                                                3          2            5          5
                                                              -----------  ---------  -----------  ---------
        Total expenses                                              1,609      2,155        3,248      4,345
                                                              -----------  ---------  -----------  ---------
OPERATING INCOME                                                      408        460          995        843
FAS 133 adjustment                                                  (179)        628          853        753
                                                              -----------  ---------  -----------  ---------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING               229      1,088        1,848      1,596
   PRINCIPLE
Cumulative effect of change in accounting principle                    --         --           --        219
                                                              -----------  ---------  -----------  ---------
NET INCOME                                                    $       229  $   1,088  $     1,848  $   1,815
                                                              ===========  =========  ===========  =========

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                            THREE MONTHS ENDED DECEMBER 31     SIX MONTHS ENDED DECEMBER 31
                                                      (UNAUDITED)                      (UNAUDITED)
                                            --------------------------------  ---------------------------------
                                                 2001             2000            2001             2000
                                            ---------------- ---------------  --------------- ---------------
 Net income                                 $         229    $      1,088     $      1,848    $       1,815
 Other comprehensive income--Note D
    Cumulative effect of change in
       accounting principle                            --              --               --              500
    Reclassification of FAS 133                       (40)            (26)             (85)             (52)
       transition adjustment to net income
    Currency translation adjustments                 (302)              11            (108)            (228)
                                            ---------------- ---------------  --------------- ---------------
 Total other comprehensive (loss) income             (342)            (15)            (193)             220
                                            ---------------- ---------------  --------------- ---------------
 Comprehensive (loss) income                $        (113)   $      1,073     $      1,655    $       2,035
                                            ================ ===============  =============== ===============



STATEMENT OF CHANGES IN RETAINED EARNINGS

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                          SIX MONTHS ENDED DECEMBER 31
                                                                  (UNAUDITED)
                                                         -------------------------------
                                                             2001             2000
                                                         --------------   --------------
Retained earnings at beginning of the fiscal year        $      19,851    $      19,027
   Board of Governors-approved transfers--Note C                  (402)            (635)
   Net income for the period                                     1,848            1,815
                                                         --------------   --------------
Retained earnings at end of the period                   $      21,297    $      20,207
                                                         ==============   ==============

     THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                      SIX MONTHS ENDED
                                                                                  DECEMBER 31 (UNAUDITED)
                                                                              ---------------------------------
                                                                                  2001                2000
                                                                              -------------        ------------
Cash flows from lending and investing activities
   Loans
      Disbursements                                                           $     (6,950)        $    (6,564)
      Principal repayments and prepayments                                           5,254               4,860
      Loan origination fees received                                                     7                   1
                                                                              -------------        ------------
           Net cash used in lending and investing activities                        (1,689)             (1,703)
                                                                              -------------        ------------
Cash flows used for payments for Board of Governors-approved transfers                (116)               (322)
Cash flows from financing activities
   Medium- and long-term borrowings
      New issues                                                                    12,160               5,540
      Retirements                                                                   (9,091)             (5,581)
   Net short-term borrowings                                                        (1,678)                755
   Net currency and interest rate swaps--borrowings                                   (185)             (1,393)
   Net capital stock transactions                                                       45                  23
                                                                              -------------        ------------
           Net cash provided by (used in) financing activities                       1,251                (656)
                                                                              -------------        ------------
Cash flows from operating activities
   Net income                                                                        1,848               1,815
   Adjustments to reconcile net income to net cash provided by operating activities
      FAS 133 adjustment                                                              (853)               (753)
      Cumulative effect of change in accounting principle                               --                (219)
      Depreciation and amortization                                                   (124)                463
      Income from Staff Retirement Plan                                                (42)                (78)
      Provision for loan losses                                                         54                 131
      Net changes in other assets and liabilities                                     (384)                405
                                                                              -------------        ------------
           Net cash provided by operating activities                                   499               1,764
                                                                              -------------        ------------
Effect of exchange rate changes on unrestricted cash and liquid investments              5                 (44)
                                                                              -------------        ------------
Net decrease in unrestricted cash and liquid investments                               (50)               (961)
Unrestricted cash and liquid investments at beginning of the fiscal year            24,407              24,331
                                                                              -------------        ------------
Unrestricted cash and liquid investments at end of the period                 $     24,357         $    23,370
                                                                              =============        ============
Composed of
   Investments held in trading portfolio                                      $     23,517         $    24,445
   Other                                                                               840              (1,075)
                                                                              -------------        ------------
                                                                              $     24,357         $    23,370
                                                                              =============        ============
Supplemental disclosure
   Increase (decrease) in ending balances resulting from exchange rate fluctuations
      Loans outstanding                                                       $       (176)         $   (1,145)
      Borrowings                                                                      (624)             (1,916)
      Currency and interest rate swaps--borrowings                                     515               1,087
   Capitalized loan origination fees included in total loans                            69                  31


                  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS


NOTE A--FINANCIAL INFORMATION

The unaudited condensed financial statements should be read in conjunction with the June 30, 2001 financial statements and the notes included therein. In the opinion of management, the condensed interim financial statements reflect all adjustments necessary for a fair presentation of the International Bank for Reconstruction and Development's (IBRD) financial position and results of operations in accordance with generally accepted accounting principles in the United States of America and International Accounting Standards. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year. Certain reclassifications of the prior period's information have been made to conform to the current period's presentation.

NOTE B--LOANS AND GUARANTEES

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2002, IBRD continues to offer waivers of a portion of interest owed by all eligible borrowers. For the three and six months ended December 31, 2001, the effect of this waiver was to reduce Net Income by $25 million and $62 million, respectively, compared with $36 million and $58 million for the respective fiscal year 2001 periods. In addition, IBRD continues to offer a commitment charge waiver on all eligible undisbursed balances on loans to all borrowers. For the three and six months ended December 31, 2001, the effect of this waiver was to reduce Net Income by $40 million and $79 million, respectively, compared with $43 million and $89 million for the respective fiscal year 2001 periods.

OVERDUE AMOUNTS

At December 31, 2001, no loans payable to IBRD, other than those referred to in the following paragraph, were overdue by more than three months.

At December 31, 2001, loans made to or guaranteed by certain member countries with an aggregate principal balance outstanding of $2,757 million ($2,832 million--June 30, 2001), of which principal of $1,343 million ($1,331 million--June 30, 2001) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $1,101 million ($1,087 million--June 30, 2001). If these loans had not been in nonaccrual status, income from loans for the three and six months ended December 31, 2001 would have been higher by $13 million and $24 million, respectively, compared with less than $1 million and $30 million for the respective fiscal year 2001 periods. A summary of countries with loans in nonaccrual status follows:


IN MILLIONS
------------------------------------------------------------------------------------------------------------
                                                                     DECEMBER 31, 2001
                                               -------------------------------------------------------------
                                               PRINCIPAL            PRINCIPAL, INTEREST           NONACCRUAL
BORROWER                                       OUTSTANDING          AND CHARGES OVERDUE             SINCE
------------------------------------------------------------------------------------------------------------
WITH OVERDUES
   Congo, Democratic Republic of                      81                    128                 NOVEMBER 1993
   Cote d'Ivoire                                     506                     51                 MARCH 2001
   Iraq                                               36                     66                 DECEMBER 1990
   Liberia                                           123                    288                 JUNE 1987
   Syrian Arab Republic                               15                     38(a)              FEBRUARY 1987
   Yugoslavia, Federal Republic of                 1,064                  1,790                 SEPTEMBER 1992
   Zimbabwe                                          392                     83                 OCTOBER 2000
                                                --------               --------

   Total                                           2,217                  2,444
                                                --------               --------
WITHOUT OVERDUES

   Bosnia and Herzegovina                            540                     --                 SEPTEMBER 1992
                                                --------               --------
TOTAL                                           $  2,757               $  2,444
                                                ========               ========
------------------------------------------------------------------------------------------------------------

-------------
a.  Represents interest and charges overdue.

The average recorded investment in nonaccruing loans during the three and six months ended December 31, 2001 was $2,807 million and $2,820 million, respectively, compared with $2,296 million and $2,177 million for the respective fiscal year 2001 periods.

During the six months ended December 31, 2001, the Republic of Congo cleared all of its overdue service payments to IBRD and the International Development Association (IDA), and all IBRD loans to, or guaranteed by, the Republic of Congo were restored to accrual status. As a result, income from loans for the six months ended December 31, 2001 increased by $13 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. No loans came out of nonaccrual status during the six months ended December 31, 2000.

In December 2001, Bosnia and Herzegovina commenced making principal repayments on the consolidation loans that were extended by IBRD in June 1996.

On January 8, 2002, the accumulated arrears on loans to the Federal Republic of Yugoslavia (FRY) were cleared through six new consolidation loans extended by IBRD. These new loans consolidated all overdue and accrued interest and charges with FRY's then outstanding loans. This resulted in an increase in loans outstanding of $799 million and the deferral of the recognition of the related interest income. The net exposure to FRY has not changed as a result of this event. All of these consolidation loans are fixed-spread single currency loans, denominated in euro, and carry the current interest rate terms for this product, which is LIBOR plus a 55 basis point spread. They have a final maturity of thirty years, which includes a three-year grace period. The previous loans had final maturities ranging from January 1, 1992 to March 15, 2005 and a combined weighted-average interest rate of 5.5%. As these consolidation loans were not effective at December 31, 2001, the interest and charges that were capitalized were not included in the balance sheet at that date.

ACCUMULATED PROVISION FOR LOAN LOSSES

Changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 2001 and for the fiscal year ended June 30, 2001 are summarized below:


IN MILLIONS
--------------------------------------------------------------------------
                                             DECEMBER 31,        JUNE 30,
                                                 2001              2001
                                             ------------        --------
BALANCE, BEGINNING OF THE FISCAL YEAR          $ 3,959           $ 3,400
PROVISION FOR LOAN LOSSES                           54               676
TRANSLATION ADJUSTMENT                              (1)             (117)
                                               -------           -------
BALANCE, END OF THE PERIOD                     $ 4,012           $ 3,959
                                               =======           =======
--------------------------------------------------------------------------

Of the Accumulated Provision for Loan Losses of $4,012 million ($3,959 million--June 30, 2001), $983 million is attributable to the nonaccruing loan portfolio at December 31, 2001 ($1,090 million--June 30, 2001).

GUARANTEES

Guarantees of loan principal of $1,467 million at December 31, 2001 ($1,488 million--June 30, 2001) were not included in reported loan balances. At December 31, 2001, $462 million of these guarantees were subject to call ($473 million--June 30, 2001). In some cases, IBRD guarantees have included interest payments in addition to principal. Total interest guarantees at December 31, 2001 were $113 million ($117 million--June 30, 2001), of which $10 million ($11 million--June 30, 2001) were subject to call.

FIFTH DIMENSION PROGRAM

Under the Fifth Dimension Program established by IDA in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. At December 31, 2001, IDA had approved credits of $1,680 million ($1,679 million--June 30, 2001) under this program from its inception, of which $1,671 million ($1,651 million--June 30, 2001) had been disbursed to the eligible countries.

SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment. For the six months ended December 31, 2001, loans to each of two countries generated in excess of ten percent of loan income. Loan income from these two countries was $452 million and $395 million, respectively.

NOTE C--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

Retained Earnings was comprised of the following elements at December 31, 2001 and June 30, 2001:


IN MILLIONS
--------------------------------------------------------------
                                    DECEMBER 31,      JUNE 30,
                                        2001            2001
                                    ------------      --------
SPECIAL RESERVE                       $    293        $    293
GENERAL RESERVE                         17,841          17,223
PENSION RESERVE                            870             715
SURPLUS                                    100             131
CUMULATIVE FAS 133 ADJUSTMENTS             345              --
UNALLOCATED NET INCOME                   1,848           1,489
                                      --------        --------
TOTAL                                 $ 21,297        $ 19,851
                                      ========        ========
--------------------------------------------------------------

On August 2, 2001, the Executive Directors allocated $618 million of the net income earned in the fiscal year ended June 30, 2001 to the General Reserve and $155 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2001. In addition, the Executive Directors allocated $345 million of fiscal year 2001 net income to a separate category of retained earnings-- "Cumulative FAS 133 Adjustments."

On December 4, 2001, the Board of Governors approved the following transfers out of fiscal year 2001 unallocated Net Income: $302 million to IDA and $69 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund. In addition, the Board of Governors approved the transfer of $31 million to the HIPC Debt Initiative Trust Fund out of Surplus. Of the $302 million that was approved for transfer to IDA, $300 million is to be drawn down in fiscal year 2005 and the remaining $2 million was transferred in December 2001 as a reimbursement of IDA's share of the balance of the fiscal year 2000 cost of implementing the Strategic Compact of IBRD and IDA.

At December 31, 2001, the unpaid balances of all the above- mentioned Board-approved transfers have been included in Payable for Board of Governors-approved Transfers on the balance sheet.

NOTE D--COMPREHENSIVE INCOME

For IBRD, comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Loss balances for the six months ended December 31, 2001 and December 31, 2000:


IN MILLIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                                          SIX MONTHS ENDED DECEMBER 31, 2001
                                                  ----------------------------------------------------------------------------------
                                                                          CUMULATIVE
                                                                          EFFECT OF
                                                   CUMULATIVE             CHANGE IN                                      TOTAL
                                                  TRANSLATION             ACCOUNTING                              ACCUMULATED OTHER
                                                   ADJUSTMENT             PRINCIPLE         RECLASSIFICATION(a)   COMPREHENSIVE LOSS
                                                   ----------             ---------         ----------------      ------------------
BALANCE, BEGINNING OF THE FISCAL YEAR               $(1,176)               $   500               $  (169)               $  (845)
CHANGES FROM PERIOD ACTIVITY                           (108)                    --                   (85)                  (193)
                                                    -------                -------               -------                -------
BALANCE, END OF THE PERIOD                          $(1,284)               $   500               $  (254)               $(1,038)
                                                    =======                =======               =======                =======


IN MILLIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                                          SIX MONTHS ENDED DECEMBER 31, 2000
                                                  ----------------------------------------------------------------------------------
                                                                          CUMULATIVE
                                                                          EFFECT OF
                                                   CUMULATIVE             CHANGE IN                                      TOTAL
                                                  TRANSLATION             ACCOUNTING                              ACCUMULATED OTHER
                                                   ADJUSTMENT             PRINCIPLE         RECLASSIFICATION(a)   COMPREHENSIVE LOSS
                                                   ----------             ---------         ----------------      ------------------


BALANCE, BEGINNING OF THE FISCAL YEAR               $  (641)               $    --               $    --                $  (641)
CHANGES FROM PERIOD ACTIVITY                           (228)                   500                   (52)                   220
                                                    -------                -------               -------                -------
BALANCE, END OF THE PERIOD                          $  (869)               $   500               $   (52)               $  (421)
                                                    =======                =======               =======                =======
------------------------------------------------------------------------------------------------------------------------------------

(a)  Reclassification of FAS 133 transition adjustment to net income.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

President and Board of Governors
    International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2001, and the related condensed statements of income, comprehensive income, changes in retained earnings, and cash flows for the three-month and six-month periods ended December 31, 2001 and 2000. These financial statements are the responsibility of IBRD's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants and the International Auditing Practices Committee of the International Federation of Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America or with International Standards on Auditing, the objective of each is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America and with International Accounting Standards.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2001, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated July 30, 2001, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2001 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.


/s/ Deloitte Touche Tohmatsu (International Firm)

January 31, 2002

[LOGO OR THE WORLD BANK GROUP]


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 1/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
NEW BORROWINGS
--------------

            GLDDP
            -----

GOLD..................................

BOND/SELL XAU/IBRD/GDIF/1006XAUSTR                 0000005317  XAU                                        160,000        45,200,000
BOND/SELL XAU/IBRD/CB/0502XAU0.50                  0000005369  XAU         PHYSICAL                        64,080        17,657,319
BOND/SELL XAU/IBRD/CB/1106XAU2.06                  0000005398  XAU                                         64,000        17,481,599
                                                                                                                   ----------------
TOTAL BY CURRENCY                                                                                                        80,338,919
                                                                                                                   ================
TOTAL                                                                                                                    80,338,919
                                                                                                                   ----------------

         MTBOC
         -----

EURO CURRENCY.........................
BOND/SELL EUR/IBRD/GDIF/1004EUR03.15               0000005309  EUR                                     25,000,000        22,611,250
BOND/SELL EUR/IBRD/GDIF/1105EUR03.02               0000005360  EUR                                     45,000,000        39,719,250
BOND/SELL EUR/IBRD/GDIF/1106EUR03.30               0000005356  EUR                                     25,000,000        22,111,250
BOND/SELL EUR/IBRD/GDIF/1205EUR03.28               0000005413  EUR                                     20,000,000        18,031,000
                                                                                                                   ----------------
TOTAL BY CURRENCY                                                                                                       102,472,750
                                                                                                                   ----------------

JAPANESE YEN..........................
BOND/SELL JPY/IBRD/MLT/1031JPYSTR                  0000005281  JPY                                 10,000,000,000        83,479,429
BOND/SELL JPY/IBRD/MLT/1031JPYSTR01                0000005283  JPY                                 20,000,000,000       166,958,859
BOND/SELL JPY/IBRD/MLT/1031JPYSTR02                0000005284  JPY                                 10,000,000,000        83,479,429
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR03               0000005286  JPY                                  1,200,000,000        10,017,532
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR04               0000005295  JPY                                  1,000,000,000         8,326,394
BOND/SELL JPY/IBRD/GDIF/0321JPYSTR15               0000005298  JPY                                  1,300,000,000        10,824,312
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR02               0000005299  JPY                                  2,000,000,000        16,652,788
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR05               0000005296  JPY                                  1,000,000,000         8,262,414
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR11               0000005300  JPY                                  1,000,000,000         8,245,383
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR06               0000005305  JPY                                  1,000,000,000         8,278,488
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR08               0000005310  JPY                                  5,000,000,000        41,392,442
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR07               0000005307  JPY                                  3,000,000,000        24,790,315
BOND/SELL JPY/IBRD/GDIF/1024JPYSTR                 0000005316  JPY                                  1,200,000,000         9,903,441
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR09               0000005318  JPY                                  1,000,000,000         8,252,868
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR12               0000005306  JPY                                  1,000,000,000         8,216,251
BOND/SELL JPY/IBRD/GDIF/0328JPYSTR                 0000005314  JPY                                  1,500,000,000        12,324,377
BOND/SELL JPY/IBRD/GDIF/1026JPYSTR                 0000005312  JPY                                  1,700,000,000        13,856,625
BOND/SELL JPY/IBRD/GDIF/1016JPYSTR                 0000005315  JPY                                  1,300,000,000        10,596,242
BOND/SELL JPY/IBRD/GDIF/1026JPYSTR01               0000005319  JPY                                  2,000,000,000        16,228,497

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------
NEW BORROWINGS
--------------

            GLDDP
            -----

GOLD..................................

BOND/SELL XAU/IBRD/GDIF/1006XAUSTR                 22-Oct-2001         23-Oct-2006
BOND/SELL XAU/IBRD/CB/0502XAU0.50                  19-Nov-2001         20-May-2002
BOND/SELL XAU/IBRD/CB/1106XAU2.06                  28-Nov-2001         28-Nov-2006

TOTAL BY CURRENCY

TOTAL


         MTBOC
         -----

EURO CURRENCY.........................
BOND/SELL EUR/IBRD/GDIF/1004EUR03.15               18-Oct-2001         18-Oct-2004
BOND/SELL EUR/IBRD/GDIF/1105EUR03.02               19-Nov-2001         21-Nov-2005
BOND/SELL EUR/IBRD/GDIF/1106EUR03.30               20-Nov-2001         20-Nov-2006
BOND/SELL EUR/IBRD/GDIF/1205EUR03.28               20-Dec-2001         20-Dec-2005

TOTAL BY CURRENCY


JAPANESE YEN..........................
BOND/SELL JPY/IBRD/MLT/1031JPYSTR                  03-Oct-2001         02-Oct-2031
BOND/SELL JPY/IBRD/MLT/1031JPYSTR01                03-Oct-2001         02-Oct-2031
BOND/SELL JPY/IBRD/MLT/1031JPYSTR02                03-Oct-2001         02-Oct-2031
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR03               03-Oct-2001         03-Oct-2031
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR04               11-Oct-2001         11-Oct-2031
BOND/SELL JPY/IBRD/GDIF/0321JPYSTR15               11-Oct-2001         11-Mar-2021
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR02               11-Oct-2001         19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR05               15-Oct-2001         15-Oct-2031
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR11               16-Oct-2001         16-Sep-2031
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR06               17-Oct-2001         17-Oct-2031
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR08               17-Oct-2001         17-Oct-2031
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR07               22-Oct-2001         22-Oct-2031
BOND/SELL JPY/IBRD/GDIF/1024JPYSTR                 23-Oct-2001         23-Oct-2024
BOND/SELL JPY/IBRD/GDIF/1031JPYSTR09               23-Oct-2001         24-Oct-2031
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR12               24-Oct-2001         24-Sep-2031
BOND/SELL JPY/IBRD/GDIF/0328JPYSTR                 24-Oct-2001         24-Mar-2028
BOND/SELL JPY/IBRD/GDIF/1026JPYSTR                 25-Oct-2001         22-Oct-2026
BOND/SELL JPY/IBRD/GDIF/1016JPYSTR                 25-Oct-2001         25-Oct-2016
BOND/SELL JPY/IBRD/GDIF/1026JPYSTR01               29-Oct-2001         29-Oct-2026

---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM

[LOGO OR THE WORLD BANK GROUP]


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 2/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
BOND/SELL JPY/IBRD/GDIF/0322JPYSTR06               0000005331  JPY                                  1,600,000,000        13,143,303
BOND/SELL JPY/IBRD/GDIF/0331JPYSTR10               0000005346  JPY                                  2,000,000,000        16,392,100
BOND/SELL JPY/IBRD/GDIF/1121JPYSTR01               0000005320  JPY                                  3,000,000,000        24,778,030
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR02               0000005334  JPY                                  2,000,000,000        16,518,687
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR03               0000005339  JPY                                  1,000,000,000         8,259,343
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR                 0000005330  JPY                                  1,100,000,000         9,129,010
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR13               0000005337  JPY                                  1,000,000,000         8,299,100
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR04               0000005341  JPY                                  1,000,000,000         8,299,100
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR07               0000005349  JPY                                  1,000,000,000         8,299,100
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR01               0000005332  JPY                                  3,500,000,000        28,987,906
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR04               0000005343  JPY                                  1,000,000,000         8,282,259
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR08               0000005350  JPY                                  1,200,000,000         9,938,710
BOND/SELL JPY/IBRD/GDIF/1121JPYSTR02               0000005345  JPY                                  1,100,000,000         9,072,539
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR14               0000005340  JPY                                  1,000,000,000         8,177,284
BOND/SELL JPY/IBRD/GDIF/1121JPYSTR03               0000005361  JPY                                  1,000,000,000         8,177,284
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR06               0000005348  JPY                                  1,100,000,000         8,959,479
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR05               0000005344  JPY                                  5,000,000,000        40,495,667
BOND/SELL JPY/IBRD/GDIF/1116JPYSTR                 0000005354  JPY                                  5,000,000,000        40,495,667
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR09               0000005358  JPY                                  1,100,000,000         8,887,812
BOND/SELL JPY/IBRD/GDIF/0331JPYSTR11               0000005362  JPY                                  1,000,000,000         8,079,829
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR15               0000005364  JPY                                  1,900,000,000        15,351,675
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR12               0000005368  JPY                                  1,000,000,000         8,079,829
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR13               0000005373  JPY                                  1,000,000,000         8,079,829
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR10               0000005365  JPY                                  1,700,000,000        13,697,526
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR11               0000005367  JPY                                  1,000,000,000         8,054,773
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR                 0000005363  JPY                                  1,800,000,000        14,630,578
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR01               0000005371  JPY                                  2,500,000,000        20,320,247
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR02               0000005374  JPY                                  5,000,000,000        40,640,494
BOND/SELL JPY/IBRD/GDIF/0822JPYSTR                 0000005372  JPY                                  3,700,000,000        29,868,819
BOND/SELL JPY/IBRD/GDIF/1221JPYSTR                 0000005377  JPY                                  1,000,000,000         8,072,654
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR04               0000005378  JPY                                  1,000,000,000         8,015,068
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR06               0000005402  JPY                                  4,600,000,000        36,807,361
BOND/SELL JPY/IBRD/GDIF/1221JPYSTR01               0000005379  JPY                                  1,300,000,000        10,320,737
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR05               0000005400  JPY                                  1,000,000,000         7,906,388
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR06               0000005409  JPY                                  1,000,000,000         7,906,388
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR10               0000005412  JPY                                  1,100,000,000         8,697,027
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR17               0000005438  JPY                                  1,500,000,000        11,769,321


---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------
BOND/SELL JPY/IBRD/GDIF/0322JPYSTR06               01-Nov-2001         25-Mar-2022
BOND/SELL JPY/IBRD/GDIF/0331JPYSTR10               07-Nov-2001         07-Mar-2031
BOND/SELL JPY/IBRD/GDIF/1121JPYSTR01               08-Nov-2001         08-Nov-2021
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR02               08-Nov-2001         08-Nov-2031
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR03               08-Nov-2001         19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR                 13-Nov-2001         13-Nov-2031
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR13               13-Nov-2001         13-Sep-2031
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR04               13-Nov-2001         17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR07               13-Nov-2001         14-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR01               14-Nov-2001         14-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR04               14-Nov-2001         14-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR08               14-Nov-2001         14-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1121JPYSTR02               15-Nov-2001         15-Nov-2021
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR14               19-Nov-2001         19-Sep-2031
BOND/SELL JPY/IBRD/GDIF/1121JPYSTR03               19-Nov-2001         19-Nov-2021
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR06               20-Nov-2001         20-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR05               21-Nov-2001         21-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1116JPYSTR                 21-Nov-2001         21-Nov-2016
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR09               26-Nov-2001         26-Nov-2031
BOND/SELL JPY/IBRD/GDIF/0331JPYSTR11               26-Nov-2001         26-Mar-2031
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR15               26-Nov-2001         26-Sep-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR12               26-Nov-2001         26-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR13               26-Nov-2001         26-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR10               28-Nov-2001         28-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1131JPYSTR11               29-Nov-2001         28-Nov-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR                 03-Dec-2001         03-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR01               03-Dec-2001         03-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR02               03-Dec-2001         03-Dec-2031
BOND/SELL JPY/IBRD/GDIF/0822JPYSTR                 06-Dec-2001         26-Aug-2022
BOND/SELL JPY/IBRD/GDIF/1221JPYSTR                 06-Dec-2001         06-Dec-2021
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR04               10-Dec-2001         10-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR06               11-Dec-2001         12-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1221JPYSTR01               13-Dec-2001         13-Dec-2021
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR05               17-Dec-2001         17-Dec-2031
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR06               17-Dec-2001         17-Mar-2032
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR10               17-Dec-2001         17-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR17               18-Dec-2001         19-Dec-2031

---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 3/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR03               0000005375  JPY                                  2,000,000,000        15,647,004
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR05               0000005403  JPY                                  1,000,000,000         7,823,502
BOND/SELL JPY/IBRD/GDIF/0331JPYSTR12               0000005405  JPY                                  1,400,000,000        10,952,903
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR09               0000005410  JPY                                  1,400,000,000        10,952,903
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR11               0000005415  JPY                                  1,900,000,000        14,864,653
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR15               0000005435  JPY                                  1,000,000,000         7,823,502
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR16               0000005436  JPY                                  1,100,000,000         8,605,852
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR07               0000005404  JPY                                  2,500,000,000        19,526,673
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR08               0000005406  JPY                                  3,000,000,000        23,432,008
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR16               0000005407  JPY                                  2,000,000,000        15,621,339
BOND/SELL JPY/IBRD/0331JPYSTR13                    0000005414  JPY                                  1,600,000,000        12,497,071
BOND/SELL JPY/IBRD/GDIF/0321JPYSTR09               0000005417  JPY                                  1,000,000,000         7,810,669
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR12               0000005428  JPY                                  1,000,000,000         7,810,669
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR13               0000005432  JPY                                  1,500,000,000        11,716,004
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR14               0000005433  JPY                                  1,200,000,000         9,372,803
BOND/SELL JPY/IBRD/GDIF/0321JPYSTR16               0000005437  JPY                                  1,300,000,000        10,153,870
                                                                                                                   ----------------
TOTAL BY CURRENCY                                                                                                     1,295,588,434
                                                                                                                   ----------------

NORWEGIAN KRONE.......................
BOND/SELL NOK/IBRD/0205NOK06.00                    0000005322  NOK                                    400,000,000        45,034,395
                                                                                                                   ----------------
TOTAL BY CURRENCY                                                                                                        45,034,395
                                                                                                                   ----------------

POLISH ZLOTY..........................
BOND/SELL PLN/IBRD/GDIF/0103PLN10.25               0000005370  PLN                                    100,000,000        24,172,105
                                                                                                                   ----------------
TOTAL BY CURRENCY                                                                                                        24,172,105
                                                                                                                   ----------------

UNITED STATES DOLLAR..................
BOND/SELL USD/IBRD/GDIF/1004USD03.20               0000005308  USD                                     60,000,000        60,000,000
BOND/SELL USD/IBRD/GDIF/1004USD03.50               0000005327  USD                                  3,000,000,000     3,000,000,000
BOND/SELL USD/IBRD/GDIF/1005USD03.64               0000005321  USD                                    135,000,000       135,000,000
BOND/SELL USD/IBRD/GDIF/1011USDSTR                 0000005311  USD                                     10,000,000        10,000,000
BOND/SELL USD/IBRD/GDIF/1006USD04.00               0000005313  USD                                     25,000,000        25,000,000
BOND/SELL USD/IBRD/GDIF/1111USDSTR                 0000005325  USD                                     10,000,000        10,000,000
BOND/SELL USD/IBRD/GDIF/1104USDSTR                 0000005338  USD                                    100,000,000       100,000,000
BOND/SELL USD/IBRD/GDIF/1105USD03.50               0000005357  USD                                     15,000,000        15,000,000
BOND/SELL USD/IBRD/GDIF/1106USD03.80               0000005359  USD                                     20,000,000        20,000,000
BOND/SELL USD/IBRD/GDIF/1108USD03.87               0000005366  USD                                     71,000,000        71,000,000
BOND/SELL USD/IBRD/GDIF/1105USD05.00               0000005408  USD                                    250,000,000       250,000,000
BOND/SELL USD/IBRD/GDIF/1206USD04.40               0000005401  USD                                     10,000,000        10,000,000

---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR03               19-Dec-2001         19-Dec-2031
BOND/SELL JPY/IBRD/GDIF/0332JPYSTR05               19-Dec-2001         19-Mar-2032
BOND/SELL JPY/IBRD/GDIF/0331JPYSTR12               19-Dec-2001         19-Mar-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR09               19-Dec-2001         19-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR11               19-Dec-2001         19-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR15               19-Dec-2001         19-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR16               19-Dec-2001         19-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR07               20-Dec-2001         18-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR08               20-Dec-2001         18-Dec-2031
BOND/SELL JPY/IBRD/GDIF/0931JPYSTR16               20-Dec-2001         20-Sep-2031
BOND/SELL JPY/IBRD/0331JPYSTR13                    20-Dec-2001         20-Mar-2031
BOND/SELL JPY/IBRD/GDIF/0321JPYSTR09               20-Dec-2001         20-Mar-2021
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR12               20-Dec-2001         18-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR13               20-Dec-2001         18-Dec-2031
BOND/SELL JPY/IBRD/GDIF/1231JPYSTR14               20-Dec-2001         18-Dec-2031
BOND/SELL JPY/IBRD/GDIF/0321JPYSTR16               20-Dec-2001         20-Mar-2021

TOTAL BY CURRENCY


NORWEGIAN KRONE.......................
BOND/SELL NOK/IBRD/0205NOK06.00                    07-Nov-2001         07-Feb-2005

TOTAL BY CURRENCY


POLISH ZLOTY..........................
BOND/SELL PLN/IBRD/GDIF/0103PLN10.25               20-Nov-2001         17-Jan-2003

TOTAL BY CURRENCY


UNITED STATES DOLLAR..................
BOND/SELL USD/IBRD/GDIF/1004USD03.20               18-Oct-2001         18-Oct-2004
BOND/SELL USD/IBRD/GDIF/1004USD03.50               22-Oct-2001         22-Oct-2004
BOND/SELL USD/IBRD/GDIF/1005USD03.64               23-Oct-2001         24-Oct-2005
BOND/SELL USD/IBRD/GDIF/1011USDSTR                 26-Oct-2001         26-Oct-2011
BOND/SELL USD/IBRD/GDIF/1006USD04.00               29-Oct-2001         30-Oct-2006
BOND/SELL USD/IBRD/GDIF/1111USDSTR                 07-Nov-2001         07-Nov-2011
BOND/SELL USD/IBRD/GDIF/1104USDSTR                 08-Nov-2001         08-Nov-2004
BOND/SELL USD/IBRD/GDIF/1105USD03.50               20-Nov-2001         21-Nov-2005
BOND/SELL USD/IBRD/GDIF/1106USD03.80               29-Nov-2001         30-Nov-2006
BOND/SELL USD/IBRD/GDIF/1108USD03.87               29-Nov-2001         25-Nov-2008
BOND/SELL USD/IBRD/GDIF/1105USD05.00               05-Dec-2001         04-Nov-2005
BOND/SELL USD/IBRD/GDIF/1206USD04.40               19-Dec-2001         20-Dec-2006

---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 4/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
BOND/SELL USD/IBRD/GDIF/1204USD03.35               0000005399  USD                                     15,000,000        15,000,000
BOND/SELL USD/IBRD/GDIF/1205USD03.63               0000005411  USD                                     11,000,000        11,000,000
BOND/SELL USD/IBRD/GDIF/1204USDSTR                 0000005439  USD                                     25,000,000        25,000,000
BOND/SELL USD/IBRD/GDIF/1205USD04.235              0000005452  USD                                     20,500,000        20,500,000
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                     3,777,500,000
                                                                                                                     ==============
TOTAL                                                                                                                 5,244,767,684
                                                                                                                     --------------


---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------
BOND/SELL USD/IBRD/GDIF/1204USD03.35               20-Dec-2001         20-Dec-2004
BOND/SELL USD/IBRD/GDIF/1205USD03.63               20-Dec-2001         20-Dec-2005
BOND/SELL USD/IBRD/GDIF/1204USDSTR                 27-Dec-2001         27-Dec-2004
BOND/SELL USD/IBRD/GDIF/1205USD04.235              27-Dec-2001         20-Dec-2005

TOTAL BY CURRENCY

TOTAL


---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 5/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
MATURING BORROWINGS
-------------------
            GLDDP
            -----

GOLD..................................
BOND/SELL XAU/IBRD/CB/1101XAU01.66                 0000005105  XAU         PHYSICAL                        64,080        17,657,319
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                        17,657,319
                                                                                                                     ==============
TOTAL                                                                                                                    17,657,319
                                                                                                                     --------------

            MTBOC
            -----

SWISS FRANC...........................
BOND/SELL CHF/IBRD/MLT/1201CHF02.50                0000000084  CHF         CHF0246MLT01               200,000,000       118,835,413
BOND/SELL CHF/IBRD/MLT/1201CHF02.50                0000000085  CHF         CHF0246MLT02               100,000,000        59,417,706
BOND/SELL CHF/IBRD/MLT/1201CHF02.50                0000000086  CHF         CHF0246MLT03               200,000,000       118,835,413
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                       297,088,532
                                                                                                                     --------------

EURO CURRENCY.........................
BOND/SELL EUR/IBRD/MLT/1101ITL10.80E               0000000224  EUR         ITL0018MLT01               258,228,450       229,874,966
BOND/SELL EUR/IBRD/MLT/1001ESP07.20E               0000000150  EUR         ESP0017MLT01                60,101,210        54,295,433
BOND/SELL EUR/IBRD/GMTN/1001ITLFLTE                0000000289  EUR         ITL0553GMT01                25,822,845        23,536,232
BOND/SELL EUR/IBRD/GMTN/1201DEM04.63E              0000000138  EUR         DEM0562GMT01               255,645,941       230,771,591
BOND/SELL EUR/IBRD/GMTN/1201GRD10.25               0000000189  EUR         GRD0566GMT01                58,694,057        51,697,725
BOND/SELL EUR/IBRD/GMTN/1201DEM04.63E              0000000139  EUR         DEM0562GMT02               255,645,941       230,771,591
BOND/SELL EUR/IBRD/GDIF/1201GRD7.375E              0000001082  EUR         GRD0754GDI01                58,694,057        52,311,078
BOND/SELL EUR/IBRD/GDIF/1201GRD7.375E              0000001089  EUR         GRD0754GDI02                29,347,029        26,155,540
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                       899,414,157
                                                                                                                     --------------

POUND STERLING........................
BOND/SELL GBP/IBRD/GDIF/1101GBP06.38               0000000180  GBP         GBP0673GDI01               150,000,000       219,682,500
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               0000001131  GBP         GBP0744GDI01               150,000,000       213,945,000
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               0000001132  GBP         GBP0744GDI02               100,000,000       142,630,000
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               0000003851  GBP         GBP0744GDI03               100,000,000       142,630,000
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               0000003876  GBP         GBP0744GDI04                50,000,000        71,315,000
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               0000003892  GBP         GBP0744GDI05             1,000,000,000     1,426,300,000
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               0000004717  GBP                                     50,000,000        71,315,000
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                     2,287,817,500
                                                                                                                     --------------

JAPANESE YEN..........................
BOND/SELL JPY/IBRD/MLT/1201JPY06.00                0000000347  JPY         JPY0202MLT01            10,000,000,000        78,235,018
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                        78,235,018
                                                                                                                     --------------

UNITED STATES DOLLAR..................

---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------
MATURING BORROWINGS
-------------------
            GLDDP
            -----

GOLD..................................
BOND/SELL XAU/IBRD/CB/1101XAU01.66                 18-May-2001         19-Nov-2001

TOTAL BY CURRENCY

TOTAL


            MTBOC
            -----

SWISS FRANC...........................
BOND/SELL CHF/IBRD/MLT/1201CHF02.50                28-Aug-1997         28-Dec-2001
BOND/SELL CHF/IBRD/MLT/1201CHF02.50                28-Oct-1997         28-Dec-2001
BOND/SELL CHF/IBRD/MLT/1201CHF02.50                09-Feb-1998         28-Dec-2001

TOTAL BY CURRENCY


EURO CURRENCY.........................
BOND/SELL EUR/IBRD/MLT/1101ITL10.80E               13-Nov-1991         13-Nov-2001
BOND/SELL EUR/IBRD/MLT/1001ESP07.20E               16-Oct-1996         16-Oct-2001
BOND/SELL EUR/IBRD/GMTN/1001ITLFLTE                17-Oct-1996         17-Oct-2001
BOND/SELL EUR/IBRD/GMTN/1201DEM04.63E              18-Dec-1996         18-Dec-2001
BOND/SELL EUR/IBRD/GMTN/1201GRD10.25               30-Dec-1996         28-Dec-2001
BOND/SELL EUR/IBRD/GMTN/1201DEM04.63E              02-Jun-1997         18-Dec-2001
BOND/SELL EUR/IBRD/GDIF/1201GRD7.375E              11-Dec-1998         11-Dec-2001
BOND/SELL EUR/IBRD/GDIF/1201GRD7.375E              11-Dec-1998         11-Dec-2001

TOTAL BY CURRENCY


POUND STERLING........................
BOND/SELL GBP/IBRD/GDIF/1101GBP06.38               16-Mar-1998         06-Nov-2001
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               03-Dec-1998         03-Dec-2001
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               11-Jan-1999         03-Dec-2001
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               12-Jul-1999         03-Dec-2001
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               12-Jul-1999         03-Dec-2001
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               10-Aug-1999         03-Dec-2001
BOND/SELL GBP/IBRD/GDIF/1201GBP05.37               16-Aug-2000         03-Dec-2001

TOTAL BY CURRENCY


JAPANESE YEN..........................
BOND/SELL JPY/IBRD/MLT/1201JPY06.00                19-Dec-1991         19-Dec-2001

TOTAL BY CURRENCY


UNITED STATES DOLLAR..................

---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 6/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
BOND/SELL USD/IBRD/COLTS/1201USD09.38              0000000593  USD         USD0592COL01                 3,000,000         3,000,000
BOND/SELL USD/IBRD/COLTS/1201USD09.38              0000000594  USD         USD0593COL01                15,000,000        15,000,000
BOND/SELL USD/IBRD/COLTS/1101USD09.05              0000000651  USD         USD0777COL01                   100,000           100,000
BOND/SELL USD/IBRD/COLTS/1101USD09.40              0000000657  USD         USD0818COL01                    25,000            25,000
BOND/SELL USD/IBRD/GMTN/1001USD03.50               0000001145  USD         JPY0627GMT01                89,071,000        89,071,000
BOND/SELL USD/IBRD/GDIF/1201USD05.45               0000000605  USD         USD0629GDI01                25,000,000        25,000,000
BOND/SELL USD/IBRD/GDIF/1201USD05.30               0000000608  USD         USD0635GDI01                20,000,000        20,000,000
BOND/SELL USD/IBRD/GDIF/1201USD03.10               0000000629  USD         USD0678GDI01               125,000,000       125,000,000
BOND/SELL USD/IBRD/GDIF/1201USD4.875               0000001078  USD         USD0751GDI01             1,000,000,000     1,000,000,000
BOND/SELL USD/IBRD/GDIF/1201USD4.875               0000001122  USD         USD0751GDI02             1,000,000,000     1,000,000,000
                                                                                                                    ---------------
TOTAL BY CURRENCY                                                                                                     2,277,196,000
                                                                                                                    ---------------

SOUTH AFRICAN RAND....................
BOND/SELL ZAR/IBRD/GDIF/1001ZAR18.50               0000001027  ZAR         ZAR0736GDI01               100,000,000        10,600,182
BOND/SELL ZAR/IBRD/GDIF/1101ZAR16.00               0000001046  ZAR         ZAR0747GDI01               100,000,000        10,179,568
                                                                                                                    ---------------
TOTAL BY CURRENCY                                                                                                        20,779,750
                                                                                                                    ===============
TOTAL                                                                                                                 5,860,530,957
                                                                                                                    ---------------

---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------
BOND/SELL USD/IBRD/COLTS/1201USD09.38              05-Aug-1988         03-Dec-2001
BOND/SELL USD/IBRD/COLTS/1201USD09.38              05-Aug-1988         03-Dec-2001
BOND/SELL USD/IBRD/COLTS/1101USD09.05              08-Nov-1988         15-Nov-2001
BOND/SELL USD/IBRD/COLTS/1101USD09.40              29-Nov-1988         30-Nov-2001
BOND/SELL USD/IBRD/GMTN/1001USD03.50               30-Oct-1997         30-Oct-2001
BOND/SELL USD/IBRD/GDIF/1201USD05.45               25-Nov-1997         12-Dec-2001
BOND/SELL USD/IBRD/GDIF/1201USD05.30               15-Dec-1997         19-Dec-2001
BOND/SELL USD/IBRD/GDIF/1201USD03.10               26-Mar-1998         18-Dec-2001
BOND/SELL USD/IBRD/GDIF/1201USD4.875               03-Dec-1998         03-Dec-2001
BOND/SELL USD/IBRD/GDIF/1201USD4.875               14-Jan-1999         03-Dec-2001

TOTAL BY CURRENCY


SOUTH AFRICAN RAND....................
BOND/SELL ZAR/IBRD/GDIF/1001ZAR18.50               29-Oct-1998         29-Oct-2001
BOND/SELL ZAR/IBRD/GDIF/1101ZAR16.00               23-Nov-1998         23-Nov-2001

TOTAL BY CURRENCY

TOTAL


---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 7/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
EARLY RETIREMENT
----------------
            MTBOC
            -----

EURO CURRENCY.........................
BOND/BUY EUR/IBRD/GDIF/0705EUR04.74                0000005396  EUR         BUYBACK                     10,000,000         8,916,500
BOND/BUY EUR/IBRD/GMTN/0110ITLSTRE                 0000005441  EUR         BUYBACK                      9,368,528         8,235,873
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                        17,152,373
                                                                                                                     --------------

JAPANESE YEN..........................
BOND/BUY JPY/IBRD/GDIF/0703JPYSTR                  0000005329  JPY                                  1,200,000,000         9,851,812
BOND/BUY JPY/IBRD/GDIF/0920JPYSTR04                0000005416  JPY         BUYBACK                  1,000,000,000         7,823,502
BOND/BUY JPY/IBRD/GDIF/0925JPYSTR01                0000005423  JPY                                  1,000,000,000         7,823,502
BOND/BUY JPY/IBRD/GDIF/0226JPYSTR                  0000005425  JPY                                  3,000,000,000        23,470,505
BOND/BUY JPY/IBRD/GDIF/0221JPYSTR01                0000005427  JPY         BUYBACK                  2,000,000,000        15,647,004
BOND/BUY JPY/IBRD/GDIF/0221JPYSTR                  0000005429  JPY         BUYBACK                  3,000,000,000        23,470,505
BOND/BUY JPY/IBRD/GDIF/0820JPYSTR                  0000005430  JPY         BUYBACK                  3,000,000,000        23,470,505
BOND/BUY JPY/IBRD/GDIF/0620JPYSTR                  0000005431  JPY         BUYBACK                  4,000,000,000        31,294,007
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR04                0000005434  JPY         BUYBACK                  1,000,000,000         7,823,502
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                       150,674,845
                                                                                                                     --------------

UNITED STATES DOLLAR..................
BOND/BUY USD/IBRD/GDIF/0904USDSTR01                0000005294  USD                                    150,000,000       150,000,000
BOND/BUY USD/IBRD/MLT/0717USD09.251                0000005323  USD                                     19,627,000        19,627,000
BOND/BUY USD/IBRD/MLT/0717USD09.251                0000005324  USD                                     10,975,000        10,975,000
BOND/BUY USD/IBRD/GDIF/0508USDSTR                  0000005326  USD         BUYBACK                      8,648,000         8,648,000
BOND/BUY USD/IBRD/GDIF/0508USDSTR                  0000005333  USD         BUYBACK                      5,422,000         5,422,000
BOND/BUY USD/IBRD/GDIF/0510USDSTR                  0000005328  USD                                     20,000,000        20,000,000
BOND/BUY USD/IBRD/MLT/0717USD09.251                0000005376  USD                                      7,910,000         7,910,000
BOND/BUY USD/IBRD/MLT/1016USD08.63                 0000005395  USD                                     26,933,000        26,933,000
BOND/BUY USD/IBRD/GDIF/0708USD05.17                0000005397  USD         BUYBACK                     17,000,000        17,000,000
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                       266,515,000
                                                                                                                     --------------
TOTAL                                                                                                                   434,342,218
                                                                                                                     --------------
            MTBOZ
            -----

EURO CURRENCY.........................
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 0000005351  EUR                                    258,228,450       230,159,017
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 0000005352  EUR                                    129,114,225       115,079,509
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 0000005353  EUR                                    154,937,070       138,095,410
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 0000005355  EUR                                    103,291,380        92,063,607

---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------
EARLY RETIREMENT
----------------
            MTBOC
            -----

EURO CURRENCY.........................
BOND/BUY EUR/IBRD/GDIF/0705EUR04.74                07-Dec-2001         25-Jul-2005
BOND/BUY EUR/IBRD/GMTN/0110ITLSTRE                 27-Dec-2001         12-Jan-2010

TOTAL BY CURRENCY


JAPANESE YEN..........................
BOND/BUY JPY/IBRD/GDIF/0703JPYSTR                  05-Nov-2001         29-Jul-2003
BOND/BUY JPY/IBRD/GDIF/0920JPYSTR04                19-Dec-2001         25-Sep-2020
BOND/BUY JPY/IBRD/GDIF/0925JPYSTR01                19-Dec-2001         05-Sep-2025
BOND/BUY JPY/IBRD/GDIF/0226JPYSTR                  19-Dec-2001         24-Feb-2026
BOND/BUY JPY/IBRD/GDIF/0221JPYSTR01                19-Dec-2001         03-Feb-2021
BOND/BUY JPY/IBRD/GDIF/0221JPYSTR                  19-Dec-2001         03-Feb-2021
BOND/BUY JPY/IBRD/GDIF/0820JPYSTR                  19-Dec-2001         06-Aug-2020
BOND/BUY JPY/IBRD/GDIF/0620JPYSTR                  19-Dec-2001         05-Jun-2020
BOND/BUY JPY/IBRD/GDIF/0320JPYSTR04                19-Dec-2001         16-Mar-2020

TOTAL BY CURRENCY


UNITED STATES DOLLAR..................
BOND/BUY USD/IBRD/GDIF/0904USDSTR01                01-Oct-2001         30-Sep-2004
BOND/BUY USD/IBRD/MLT/0717USD09.251                22-Oct-2001         15-Jul-2017
BOND/BUY USD/IBRD/MLT/0717USD09.251                24-Oct-2001         15-Jul-2017
BOND/BUY USD/IBRD/GDIF/0508USDSTR                  30-Oct-2001         06-May-2008
BOND/BUY USD/IBRD/GDIF/0508USDSTR                  06-Nov-2001         06-May-2008
BOND/BUY USD/IBRD/GDIF/0510USDSTR                  13-Nov-2001         10-May-2010
BOND/BUY USD/IBRD/MLT/0717USD09.251                29-Nov-2001         15-Jul-2017
BOND/BUY USD/IBRD/MLT/1016USD08.63                 29-Nov-2001         15-Oct-2016
BOND/BUY USD/IBRD/GDIF/0708USD05.17                07-Dec-2001         10-Jul-2008

TOTAL BY CURRENCY

TOTAL

            MTBOZ
            -----

EURO CURRENCY.........................
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 06-Dec-2001         06-Dec-2006
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 06-Dec-2001         06-Dec-2006
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 06-Dec-2001         06-Dec-2006
BOND/BUY EUR/IBRD/GMTN/1206ITLSTRE                 06-Dec-2001         06-Dec-2006

---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM


                                        INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT                        TREREP_ACC_008
                                             TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)

                                                 SEC REPORT - CHANGES IN BORROWINGS                                        Page 8/8
                                      BORROWINGS (MLT) OCTOBER 01, 2001 THRU DECEMBER 31, 2001

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       DESK: IBRD

BORROWING TYPE        DESCRIPTION                  TRADE ID   CURRENCY     EXTERNAL ID            CURRENCY AMOUNT    US$ EQUIVALENT
--------------        -----------                  --------   --------     -----------            ---------------    --------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                       575,397,544
                                                                                                                     --------------
UNITED STATES DOLLAR..................
BOND/BUY USD/IBRD/GDIF/0921USDSTR                  0000005455  USD         BUYBACK                     75,000,000        75,000,000
                                                                                                                     --------------
TOTAL BY CURRENCY                                                                                                        75,000,000
                                                                                                                     ==============
TOTAL                                                                                                                   650,397,544
                                                                                                                     --------------

---------------------------------------------------------------------------------------


BORROWING TYPE        DESCRIPTION                  SETTLEMENT          MATURITY
--------------        -----------                  ----------          --------
                                                   DATE                DATE
                                                   ----                ----

---------------------------------------------------------------------------------------

TOTAL BY CURRENCY

UNITED STATES DOLLAR..................
BOND/BUY USD/IBRD/GDIF/0921USDSTR                  28-Dec-2001         07-Sep-2021

TOTAL BY CURRENCY

TOTAL


---------------------------------------------------------------------------------------

User      WB16574      Database: REPP                              02/04/2002   11:20AM